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                              October 14, 2022

       Orestes Fintiklis
       Vice-Chairman
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd.
       Suite 315
       Austin, Texas 78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Schedule TO-I filed
September 16, 2022 , as amended on October 7, 2022
                                                            File No. 005-92154

       Dear Orestes Fintiklis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed September 16, 2022 , as amended on October 7, 2022

       General

   1. Please advise why the Warrant Amendment would not result in the Warrants constituting new securities, the
offer and sale of which either must be registered or subject to a valid exemption under the
Securities Act of 1933.
   2. Please provide your analysis as to why the Consent Solicitation included in this Offer is not subject to
Regulation 14A.
 Orestes Fintiklis
FirstName  LastNameOrestes Fintiklis
Mondee Holdings,  Inc.
Comapany
October 14,NameMondee
            2022       Holdings, Inc.
October
Page 2 14, 2022 Page 2
FirstName LastName
3. We note that the Company has issued additional warrants in a private placement following commencement of the Offer, as disclosed on its Form 8-K filed on September 30. The
         Offer was not amended to include these additional warrants. Please advise why this is consistent with Exchange Act Rule 13e-4(f)(8)(i). Please also reconcile the disclosure on page 11 under the caption "Purpose of the Offer" with the fact that the Company has issued in such private placement Warrants to purchase 1,275,000 shares of Common
         Stock.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions
cc:      Michael Lee